Contact

www.linkedin.com/in/daniel-banse-leed-ap-96a7977 (LinkedIn)
Heartshopeandhealing.org (Personal)

Top Skills

Construction Management
Construction
Scheduling

Certifications

Constructor Member
Certified Professional Constructor
30 Hour OSHA Training
Leadership in Energy & Environmental Design - Accredited Professional (LEED AP)

Daniel Banse, LEED AP

Founding Board Member of Vero Building Systems
Grapevine, Texas, United States

Summary

Construction Professional specializing in Design-Build commercial construction and Design/Bid/Build process. My project experience includes K-12 schools, detention facilities, recreation centers, warehouse & distribution, office, manufacturing and food grade facilities. I have extensive experience in project management, estimating, business operations, cultivating existing/new client relationships, staff recruiting and mentoring of associates. I am a proven problem solver. With a focus on honesty, integrity, accountability and professionalism.

Specialties: Business Development, Construction Operations, Client Relations, Construction Project Management, Quality Control, Construction Safety, Scheduling of Construction Process, Conceptual & Hard Bid Estimating and Staff Recruiting/Mentoring.

Experience

Vero Building Systems
Founding Board Member
June 2022 - Present (11 months)
Kissimmee, Florida, United States

Living Waters Consulting
Project Executive
January 2012 - Present (11 years 4 months)
Grapevine, TX

Living Waters Consulting manages the entire program and construction process – from pre-design through project delivery and close out. Our services make projects more efficient, controlling costs, schedules and scope of work without compromising quality. Our Project Capabilities include the following: Project Development, Program Management, Program Planning, Project Reviews, Independent Assessment, Owner's Representative, Contract Administration, Contract Document Review.

Living Water Consulting's project and cost control services assist you in keeping your jobs on time and within budget. Throughout the life cycle of a project, we act as your agent, controlling costs, schedules and scope of work while ensuring the highest quality deliverable. Our specific project / cost control services include: Scheduling, Cost Management, Cost Estimating, Value Engineering, Design Review, Change Order Administration, Project Delivery Analysis, Productivity Analysis
Green building is an opportunity to manage resources responsibly throughout a structure's life cycle, while creating buildings that are healthier for owners, occupants, and the natural environment. Compared to conventional designs, green buildings afford numerous benefits – including operating cost savings, improved business productivity, reduced risk and liability, enhanced public image, and higher asset value – all of which are readily attainable within conventional project budgets when an integrated approach to project management is employed. Our services in the Green Building area include: Pre-design Planning, Concept Development & Programming, Conceptual Cost Estimating, Project Team Procurement, Green Building Oversight, Life-Cycle Cost Analysis

Iris Global

Leadership & Staff

May 2012 - March 2023 (10 years 11 months)

Pemba, Mozambique and around the world

My wife and I joined the Iris family 3 years ago when we attended Harvest School in Pemba, Mozambique. Powerfully called by God out of the corporate world, We joined Iris Ministries in 2012 where we continue to be trained and mentored to love and heal God's people all around the world.

Our passion is to show the Father's Heart and Love and release His Kingdom into the lives of others. We value intimacy with the Father and desire to walk with God in truth and accountability, always checking the log in own own eyes first.

Our hearts are to impart the Iris Core Values and DNA to others, to live in the Father's love, to bring healing, restoration, vision and direction to the lives of God's sons and daughters to reveal the destiny God has planned for them. Jeremiah 29:11

We lead and staff Harvest Schools all over the world. We love pioneering new schools and leading outreaches wherever God calls. We minister with

the covering of Iris Ministries, RTF Ministries and Convergence Church in Fort Worth, Texas.

Heart of Texas Tres Dias
President
June 2011 - July 2012 (1 year 2 months)
Dallas, Texas

North Texas Tres Dias
Board Member
August 2008 - August 2011 (3 years 1 month)

Harrison Walker & Harper
Project Executive
September 2010 - May 2011 (9 months)

Provide design management and construction management in a design build protocol, in the Federal market place. Also will be developing third party construction contacts in the DFW market place.

Panattoni Construction
Senior Project Manager of Construction
2005 - 2009 (4 years)

Provided conceptual estimating, design management and construction project management in a design build protocol, successfully completing office, industrial and medical office facilities. Identified and procured the first medical office building project for the Dallas office. Exceeded margin goals on industrial and office projects. Developed third party construction contacts.

Cadence McShane Company
Senior Project Manager of Construction
2001 - 2005 (4 years)

Responsible for managing multiple construction projects, assisting with estimating, conceptual estimating and managing assistant project managers and project engineers. Identified and procured new business with GSA developer and private medical practice.

Centex Construction
Project Executive of Construction
1999 - 2001 (2 years)

Finalized the conceptual construction estimate for the Dr. Pepper Stars Center and then managed the design to match budget resulting increased profit margins and writing a six figure check back to the Stars Organization. Building this relationship, lead to six more Stars Centers plus the Dr. Pepper Ballpark in Frisco. Other responsibilities included managing multiple construction projects, assisting with estimating, and managing project managers and assistant project managers.

Opus South Corporation
Senior Project Manager of Construction
1995 - 1999 (4 years)

Provided conceptual estimating, design management and construction project management in a design build protocol, successfully completing office, industrial and refrigerated distribution facilities. Palmer Paper which we finished early and earned a bonus for Opus, our schedule was forty-five days shorter than our nearest competitor. Other projects at Opus included National clients such as Henkel Adhesive, AmeriServe and others.

Education

Iris Harvest School of Missions
Pemba, Mozambique, Reaching the unreached and sharing the Gospel · (2011 - 2011)

University of North Texas
Construction Major with a Minor in Business. · (1987 - 1988)

University of Northern Iowa
· (1977 - 1980)

Washington High School
· (1974 - 1976)